Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, February 23, 2022

Mr.Joaquín Cortez Huerta

Chairman

Comisión para el Mercado Financiero

Av. Libertador Bernardo O´Higgins 1449

Santiago

Ref.:        Reports MATERIAL FACT

Dear Sir:

In accordance with the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

As previously reported, the Company and certain of its direct and indirect subsidiaries are currently subject to a reorganization proceeding in the United States of America under Chapter 11 of Title 11 of the United States Code, before the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Proceeding”). Although the Company’s ADRs (American Depositary Receipt), were delisted from the New York Stock Exchange (NYSE), they continue trading on the OTC market (over-the-counter) in the United States.

Given that the last registration of LATAM ADRs with the Securities and Exchange Commission (“SEC”) was solicited and approved in 2011 for 200 million ADRs, and to date, the majority of said ADRs have already been issued, the Company’s management considers it appropriate to present a request to register 200 million additional ADRs with the SEC, intending for them to be available for issuance in the market.

It should be noted that with this increased availability of ADRs, the Company is not issuing new shares nor increasing capital, but rather allowing investors in the United States to access the ADRs, which have as an underlying security LATAM’s previously issued common stock.

Sincerely yours,

Ramiro Alfonsín B.
CFO
LATAM Airlines Group S.A.